

July 6, 2011

<u>Via Email</u>
John F. Hawkins
Senior Vice President and
Chief Financial Officer
Parke Bancorp, Inc.
601 Delsea Drive
Washington Township, NJ 08080

      Re: **Parke Bancorp, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed March 25, 2011
              Form 10-Q for Fiscal Quarter Ended March 31, 2011
              Filed May 16, 2011
              File No. 000-51338

Dear Mr. Hawkins:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2010</u>

<u>Item 11. Executive Compensation</u>

<u>Summary Compensation Table, page 12 of Definitive Proxy Statement on Schedule 14A</u>

1. Please describe, and revise future filings to disclose, the material factors that led to the payment of bonuses disclosed in the Summary Compensation Table. Refer to Item 402(o) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Related Party Transactions, page 16 of Definitive Proxy Statement on Schedule 14A

2. We note the disclosure that the terms of loans to officers, directors and their affiliates were "similar to those prevailing for comparable transactions with other customers and do not involve more than a normal risk of collectability or other unfavorable features." Please confirm, and revise future filings to disclose, if accurate, that loans to related persons—as that term is defined in Instruction 1 to Item 404(a) of Regulation S-K—were made in the ordinary course of business; were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender; and did not involve more than the normal risk of collectibility or present other unfavorable features. Refer to Instruction 4.c. to Item 404(a) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 130.05. If loans were made on terms that are available to employees generally, but not available to the general public, please provide the information required by Item 404(a)(5) of Regulation S-K.

3. We note your disclosure that Mr. Hendenberg is currently involved in a land development project where the Bank has its main office. Please provide us with further detail regarding the relationship between this project and the Bank. If appropriate, please provide us with proposed "Related Party" disclosure to be included in future filings.

Form 10-Q for the Quarter Ended March 31, 2011

Notes to Consolidated Financial Statements

Note 4. Loans, page 13

4. We note your portfolio segments and classes of financing receivables appear to be the same for purposes of providing the disclosures required by ASU 2010-20. Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 when determining that further disaggregation of your portfolio segments was not necessary. Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio.

5. We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods. To the extent the information required for comparative disclosure is reasonably available, please provide comparative footnote disclosure in all future filings considering the significant benefit this information provides investors and the objective of the ASU.

6. In regard to your troubled debt restructurings (TDRs), please tell us and revise future filings to address the following:

- Provide a robust discussion of your TDR and renegotiated loan activities. Your discussion should include in tabular format quantification of the types of concessions made (e.g., rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and discussion of your successes or failures with the different types of concessions;

- Provide a table (by loan type) that identifies the number and amount of TDRs on accrual and nonaccrual; and

- Disclose your policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status.

7. Given the increasing levels of troubled debt restructurings and increases in OREO, please address and disclose the following, as it relates to your appraisal policies:

- Tell us and disclose your appraisal policy;

- Describe the procedures performed at each balance sheet date to determine the fair value of collateral-dependent impaired loans and OREO;

- When you receive new appraisals, describe the type of appraisals received, such as "retail value" or "as is value";

- Address how partially charged-off loans measured for impairment based on the collateral value are classified and accounted for subsequent to receiving an updated appraisal. For example, disclose whether the loans are returned to performing status or whether they remain as nonperforming;

- Address the typical timing surrounding the recognition of a loan as nonaccrual and recording of any provision or charge-off;

- Address the procedures performed between receipt of updated appraisals to ensure impairment of loans measured for impairment based on collateral value are measured appropriately; and

- Address how you determine the amount to charge-off.

8. Please provide us with sufficient information so that we will have a better understanding of your allowance for loan loss evaluation process of impaired loans. Discuss how you considered the increase in the level of impaired loans in both fiscal 2010 and in the interim period of 2011, and the increases in the loan loss provisions and charge-offs when determining the portion of allowance related to these loans. Further, provide us with and disclose sufficient information to enable the reader to understand the relationship

between the loans identified as being impaired and the loans classified as substandard and OAEM included in the credit risk profile table on page 19.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Financial Condition at March 31, 2011 and December 31, 2010, page 32

9.   Please provide us with and revise future filings to include a table of nonperforming loans by loan type for each period presented. Further, revise to also include the coverage ratio of nonperforming loans to total loans for these periods.

10. Please provide us with and revise future filings to include a rollforward of activity within OREO for the periods presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Staff Attorney